AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 8, 2006
                          1933 ACT FILE NO. 333-______
                          1940 ACT FILE NO. 811 - 03763

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                            REGISTRATION STATEMENT ON
                                    FORM S-6
                            ------------------------

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS


                            REGISTERED ON FORM N-8B-2


A.   EXACT NAME OF TRUST: CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 288

B.   NAME OF DEPOSITOR: CLAYMORE SECURITIES, INC.

C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                            Claymore Securities, Inc.
                            2455 Corporate West Drive
                              Lisle, Illinois 60532

D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

  Copies to:

      NICHOLAS DALMASO, ESQ.                   ERIC F. FESS
      Senior Managing Director and
      General Counsel
      Claymore Securities, Inc.             Chapman and Cutler LLP
      2455 Corporate West Drive             111 West Monroe Street
      Lisle, Illinois  60532                Chicago, Illinois 60603
      (630) 505-3736                        (312) 845-3000


It is proposed that this filing will become effective (check appropriate box)

/_/      immediately upon filing pursuant to paragraph (b)

/_/      on (date) pursuant to paragraph (b)

/_/      60 days after filing pursuant to paragraph (a)

/_/      on (date) pursuant to paragraph (a) of rule 485 or 486

         This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of the Registration Statement.

/_/      Check box if it is proposed that this filing will become effective on
         (date) at (time) pursuant to Rule 487.

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The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.







               Claymore Securities Defined Portfolios, Series 288



                   Peroni Growth Portfolio, Spring 2006 Series




                                 [Claymore Logo]



                      PROSPECTUS PART A DATED ______ , 2006



           A portfolio of 20 stocks selected by Eugene E. Peroni, Jr.
                  through the application of the Peroni Method.







                 The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

INVESTMENT SUMMARY==============================================================


    Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                                    OVERVIEW

    Claymore Securities Defined Portfolios, Series 288 is a unit investment trust that consists of the Peroni Growth Portfolio, Spring 2006 Series (the "trust"). The trust seeks to provide capital appreciation by investing in common stocks of companies selected by Eugene E. Peroni, Jr. through the application of the Peroni Method. Claymore Securities, Inc. ("Claymore" or the "sponsor") serves as the sponsor of the trust.

     The trust is scheduled to terminate in approximately 15 months.

                              INVESTMENT OBJECTIVE

     The trust seeks to provide capital appreciation.

                          PRINCIPAL INVESTMENT STRATEGY

    The trust consists of the stocks of 20 companies selected by Eugene E. Peroni, Jr. through the application of the Peroni Method. The sponsor believes that the Peroni Method identifies stocks whose trading behavior provides strong clues to future upside potential. The Peroni Method is rooted in discipline, perseverance and a heritage of uncommon insight, and has been tested by a wide range of financial climates.

    The Peroni Method is an intensive, bottom-up methodology, tracking over 1,000 stocks on a daily basis. It is heavily, but not exclusively, based on proprietary technical analysis. Generally, investors focus on attractive fundamental factors such as price-earnings ratios, dividend growth and cash flows when selecting stocks for their portfolios. However, technical factors, including how a stock behaves relative to general market trends, also can play an important role in investment success. Identifying a stock's accumulation characteristics can aid in increasing portfolio returns, but it is only one of many factors used to choose the portfolio.

    In an inherently volatile stock market environment, the best strategy may be a disciplined approach. Investors who hold a balanced portfolio of quality investments and maintain a long-term posture may have a much better chance of achieving their financial goals. The trust uses a buy-and-hold approach to help achieve its investment objective and accordingly, the stocks included are expected to remain in the trust until termination. The trust's buy-and-hold philosophy relies on patience and discipline and eliminates the temptation to respond hastily to market factors outside of your control.

     See "Investment Policies" in Part B of the prospectus for more information.

                               SECURITY SELECTION

    Mr. Peroni utilizes the Peroni Method of technical analysis to select the trust's portfolio. The Peroni Method is based on primarily proprietary technical analysis. While fundamental factors such as the price/earnings ratio and free cash flow can be important considerations, technical factors such as price patterns and accumulation trends can play an important role in investment decisions as well. Gene Peroni believes, the manner in which a stock has behaved historically can provide insights as to its future growth prospects. The Peroni Method of technical analysis examines numerous technical, psychological and fundamental data.

    They include:

    o   a stock's historical price architecture;

    o   net money flow trends in individual stocks;

    o the relative behavior of a stock's price performance compared to other stocks in the same industry;

    o   sentiment readings such as the volatility index and the put/call ratio;

    o   fiscal and monetary factors; and

    o   geopolitical events and their impact on specific industry groups.

    Mr. Peroni selects the stocks that he believes are best suited to the trust's investment objective of capital appreciation over a defined time period.

    According to Mr. Peroni, "the Peroni Method has been used to analyze individual stock patterns and general market trends over five decades. Its reliance on both proprietary and broadly disseminated technical data has proven highly effective, especially during times of tumultuous market conditions. The current environment of corporate misdeeds and Wall Street research scrutiny have brought technical research to the foreground as a less biased means of deciphering a stock's practical underlying potential in the marketplace."

                                  FUTURE TRUSTS

    The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately one year after the trust's inception date (the "Inception Date"). If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

                                PRINCIPAL RISKS

    As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

    o Stock prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer.

    o The sponsor does not actively manage the portfolio. The trust will generally hold, and may continue to buy, the same stocks even though the stock's outlook or its market value or yield may have changed.

    o The Peroni Method may not identify stocks that will satisfy the trust's investment objective.

    o The trust is considered to be concentrated in stocks issued by companies in the industrials sector. A concentration makes the trust subject to more risk.

    o Inflation may decrease the value of money. Inflation may lead to a decrease in the value of assets or income from investments.

    See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                                WHO SHOULD INVEST

    You should consider this investment if:

    o You want to own a defined portfolio of stocks selected through the Peroni Method.

    o   You seek capital appreciation.

    o The trust represents only a portion of your overall investment portfolio.

    o The trust is part of a longer-term investment strategy that includes the investment in subsequent portfolios, if available.

    o The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

    You should not consider this investment if:

    o   You are uncomfortable with the trust's strategy.

    o You are uncomfortable with the risks of an unmanaged investment in stocks.

    o   You want high current income or capital preservation.



                    ESSENTIAL INFORMATION
                 (AS OF THE INCEPTION DATE)



     INCEPTION DATE                  ______ , 2006
     UNIT PRICE                             $10.00
     TERMINATION DATE                 ______, 2006
     DISTRIBUTION DATE                ______, 2006
     RECORD DATE                      ______, 2006



     CUSIP Numbers



     CASH DISTRIBUTIONS
     Standard Accounts                      ______
     Fee Account Cash                       ______



     REINVESTED DISTRIBUTIONS
     Standard Accounts                      ______
     Fee Account Reinvest                   ______


     TICKER                                 ______


     PORTFOLIO DIVERSIFICATION

                                       APPROXIMATE
     SECTOR                   PORTFOLIO PERCENTAGE
     ______                   ____________________

                                                 %



                                            ______

     Total                                  100.00%
                                            ======

     MARKET                            APPROXIMATE
     CAPITALIZATION           PORTFOLIO PERCENTAGE
     ______________           ____________________

     Small Capitalization                     ___%
     Mid Capitalization                       ___
     Large Capitalization
                                            ______

     Total                                  100.00%
                                            ======

     MINIMUM INVESTMENT
     All accounts                             $250


                                FEES AND EXPENSES

    The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                             PERCENTAGE
                             OF PUBLIC       AMOUNT PER
                              OFFERING         $1,000
INVESTOR FEES                  PRICE          INVESTED
____________                  _________       _________
INITIAL SALES FIRM
  PAID ON PURCHASE (1)          1.00%        $10.00
DEFERRED SALES FEE (2)          1.45          14.50
CREATION AND
  DEVELOPMENT FEE (3)           0.50           5.00
                               _____          _____
MAXIMUM SALES FEES
  (including creation
  and development fee)          2.95%        $29.50
                               =====         ======

Investor Fees

Estimated organization costs
  (amount per 100 units
  paid by trust at end of
  initial offering period or
  after six months, at the
  discretion of the sponsor)    $
                            =====

                            APPROXIMATE
ANNUAL FUND                 % OF PUBLIC
OPERATING                     OFFERING       AMOUNT PER
EXPENSES                      PRICE (4)      100 UNITS
____________                  _________       _________
Trustee's fee                   0.0950%       $0.950
Sponsor's supervisory fee       0.0300         0.300
Evaluator's fee                 0.0350         0.350
Bookkeeping and
  administrative fee            0.0350         0.350
Estimated other trust
  operating expenses (5)
                                ______            _____
  Total                               %               $
                                ======            =====

(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.145 per unit and is deducted in monthly installments of $0.048 per unit on the last business day of _____ , 2006 and ______ , 2006 and $0.049 September, 2005. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(5) Other operating expenses do not include brokerage costs and other transactional fees.

                                     EXAMPLE

    This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year, the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

     1 year                             $   _____
     3 years                                _____
     5 years                                _____
     10 years                               _____


    These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

    See "Expenses of the Trust" in Part B of the prospectus for additional information.

                      ESTIMATED ANNUAL INCOME DISTRIBUTIONS

    The portfolio's estimated annual income distributions are $_____ per unit for the first year. The amount of distributions may increase or decrease as securities in the portfolio mature, are called or are sold, as the dividends received change or as fees and expenses increase or decrease. Estimated distributions assume that all of the securities and expected dividends are delivered to the portfolio. These figures are estimated as of the business day prior to the Inception Date; actual payments may vary.

    See "Expenses of the Trust" in Part B of the prospectus for additional information.





                                 TRUST PORTFOLIO
CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 288
PERONI GROWTH PORTFOLIO, SPRING 2006 SERIES
THE TRUST PORTFOLIO AS OF THE INCEPTION DATE, ______ , 2006

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                                                                           INITIAL     PER SHARE       COST TO
     TICKER        COMPANY NAME (1)                   SECTOR               SHARES        PRICE    PORTFOLIO (2)(3)
-------------------------------------------------------------------------------------------------------------------


                                                                                                   __________
                                                                                                            $
                                                                                                   ==========

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on ______ 2006. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the evaluator was made using the market value per share as of the Evaluation Time on ______ , 2006. For securities quoted on a national securities exchange or the Nasdaq Stock Market, securities are generally valued at the closing sales price.

(3) There was a $__ loss to the sponsor on the Inception Date.

(4) American Depositary Receipt ("ADR").

(5) U.S. listed foreign securities.

(6)  Foreign security listed on a foreign exchange.



UNDERSTANDING YOUR INVESTMENT===================================================


                                HOW TO BUY UNITS

    You can buy units of your trust on any business day by contacting your financial professional. Public offering prices of units are available daily on the Internet at www.claymoresecurities.com. The unit price includes:

    o   the value of the stocks,

    o   the initial sales fee, and

    o   cash and other net assets in the portfolio.

    We often refer to the purchase price of units as the "offer price" or the "public offering price." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

    Value of the Stocks. The sponsor serves as the evaluator of your trust (the "Evaluator"). We determine the value of the stocks as of the close of the New York Stock Exchange on each day that the exchange is open (the "Evaluation Time").

    Pricing the Stocks. We generally determine the value of stocks using the last sale price for stocks traded on a national or foreign securities exchange or the Nasdaq Stock Market. In some cases we will price a stock based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a stock is not principally traded on a national or foreign securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate.

    The sponsor determined the initial prices of the stocks shown in "Trust Portfolio" for your trust in this prospectus. The sponsor determined these initial prices as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

    Organization Costs. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees and the initial fees and expenses of the trustee. Your trust will sell stocks to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor.

    Transactional Sales Fee. You pay a fee when you buy units. We refer to this fee as the "transactional sales fee." The transaction sales fee has both an initial and a deferred component and is 2.45% of the Public Offering Price based on a $10 unit. This percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies. The transactional sales fee does not include the C&D Fee which is described under "Expenses of the Trust" in Part B of the prospectus and in "Fees and Expenses" in Part A of the prospectus.

    Initial Sales Fee. Based on a $10 unit, the initial sales fee is initially 1% of the Public Offering Price. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge (2.95% of the Public Offering Price) and the sum of the maximum remaining deferred sales fees and the C&D Fee (initially $0.195 per unit). The dollar amount and percentage amount of the initial sales fee will vary over time.

    Deferred Sales Fee. To keep your money working longer, we defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.145 per unit).

    Reducing Your Sales Fee. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee and the C&D Fee are a fixed dollar amount per unit, your trust must charge the deferred sales fee and the C&D Fee per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, the sponsor will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee at the time you buy units by providing you with additional units.

    Large Purchases. You can reduce your maximum sales fee by increasing the size of your investment.

    Investors who make large purchases are entitled to the following sales charge reductions:

                                 Sales Charge
                               Reductions (as a
                               % of the Public
Purchase Amount (1)             Offering Price)
_________________               ______________
Less than $50,000                      0.00%
$50,000 - $99,999                      0.25
$100,000 - $249,999                    0.50
$250,000 - $499,999                    0.75
$500,000 - $999,999                    1.00
$1,000,000 or more                     1.50
Rollover Purchases                     1.00

    (1) Sales charge reductions are computed both on a dollar basis and on the basis of the number of units purchased, at any point of purchase, using the equivalent of 5,000 units to $50,000, 10,000 units to $100,000 etc., and will be applied on that basis which is more favorable to you.


    You may aggregate unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

    o   purchases by your spouse or minor children, and

    o   purchases by your trust estate or fiduciary accounts.

    The discounts described above apply only during the initial offering period.

    There can be no assurance that the sponsor will create future trusts with investment strategies similar to your trust or that may fit within your investment parameters.

    Advisory and Fee Accounts. If you purchase units of the trust through registered investment advisers, certified financial planners or registered broker-dealers that, in lieu of charging you a commission in connection with your purchase of units, charge you for their services through a comprehensive "wrap fee" (a "Fee Account"), you are eligible to purchase units of the trust without paying the transactional sales fee.

    This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP number to facilitate purchases under this discount; however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvest into additional units of your trust or receive cash distributions. We reserve the right to limit or deny purchases of units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the trust. We, as sponsor, will receive and you will pay the C&D Fee. See the "Expenses of the Trust" in Part B of the prospectus.

    Exchange or Rollover Option. If you are buying units of your trust in the primary market with redemption or termination proceeds from any other Claymore unit trust, you may purchase units at 99% of the maximum Public Offering Price, which may include an up-front sales charge and a deferred sales charge. You may also buy units with this reduced sales fee if you are purchasing units in the primary market with (1) the termination proceeds from a non-Claymore unit trust with a similar investment strategy or (2) the redemption proceeds from a non-Claymore trust if such trust has a similar investment strategy and that trust is scheduled to terminate within 30 days of redemption. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of the trust must be no more than 30 days old. Such purchases entitled to this sales charge reduction may be classified as "Rollover Purchases."

    Rollover Purchases are also subject to the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus.

    Employees. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of Claymore and its affiliates, or by registered representatives of selling firms and their family members (spouses, children and parents). You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market.

    Dividend Reinvestment Plan. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

    See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for more information regarding buying units.

    How We Distribute Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid for a given transaction is as follows:

                             Concession per Unit
Purchase Amount/              (as a % of Public
Form of Purchase                Offering Price)
________________               _________________
Less than $50,000                      2.25%
$50,000 - $99,999                      2.00
$100,000 - $249,999                    1.75
$250,000 - $499,999                    1.50
$500,000 - $999,999                    1.25
$1,000,000 or more                     0.75
Rollover Purchases                     1.30
Wrap Account and
  Employee Purchases                   0.00

    We apply these amounts as a percent of the unit price per transaction at the time of the transaction. We also apply the different distribution levels on a unit basis using a $10 unit equivalent. For example, if a firm executes a transaction between 10,000 and 24,999 units, it earns 1.75% of the unit price.

    Broker-dealers and other firms that sell units of certain Claymore unit trusts are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable trust's prospectus. The additional concession is based on total sales of eligible Claymore unit trusts during a calendar quarter as set forth in the following table:


                                  Additional Volume
                                      Concession
                                   (as a percentage
     Primary Offering              of the value of
     Period Sales During           units sold over
     Calendar Quarter                 $3 million)
     _______________                ______________
     $0 but less than $3 million            0.00%
     $3 million
        but less than $20 million           0.05
     $20 million or more                    0.10

    Eligible unit trusts include all Claymore unit trusts, other than Claymore municipal portfolios, sold in the primary market. Dealer firms will not receive additional compensation for the first $3 million sold in units during a calendar quarter. For example, if a dealer firm sells $4 million of eligible units in a calendar quarter, the dealer firm will receive additional compensation of 0.05% of $1 million. Also, if a dealer firm sells $26 million of eligible units in a calendar quarter, the dealer firm will receive additional compensation of 0.10% of $23 million. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales charge. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions.

    Claymore reserves the right to modify or terminate the volume concession program at any time. The sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.

    We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

    We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost the amount set forth in the "Trust Portfolio" on the initial deposit of securities into the trust.

    See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for additional information.

                             HOW TO SELL YOUR UNITS

     You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.claymoresecurities.com or through your financial professional. We often refer to the sale price of units as the "bid price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

     Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the Trustee will redeem units and the price at which the Sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

     Selling Units. We intend to, but are not obligated to, maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the Public Offering Price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

     Redeeming Units. You may also be able to redeem your units directly with the trustee, The Bank of New York, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see "Purchase, Redemption and Pricing of Units--Redemption" in the Part B of the prospectus.) If your request is received after receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     If you redeem your units, the trustee will generally send you a payment for your units no later than three business days after it receives all necessary documentation.

     You can generally request an in-kind distribution of the stocks underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units. This option is generally available only for stocks traded and held in the United States. You may not request this option in the last five business days of your trust's life. We may modify or discontinue this option at any time without notice. If you request an in-kind distribution of the securities underlying units of the trust, you will incur any distribution or service fees (Rule 12b-1 fees) applicable to those securities.

     Exchange Option. You may be able to exchange your units for units of other Claymore unit trusts at a reduced sales fee. You can contact your financial professional or Claymore for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you must purchase units in a subsequent trust on the same day that you redeem units of your current trust. We may discontinue this option at any time.

     For more complete information regarding Redemption and Pricing of Units" in Part B of the prospectus.

                                  DISTRIBUTIONS

    Dividends. Your trust generally pays dividends from its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. You can elect to:

    o   reinvest distributions in additional units of your trust at no fee, or

    o   receive distributions in cash.

     You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value on the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

     In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

     Reinvest in your Trust. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Investment Summary" section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee.

     Reports. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of stock evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                INVESTMENT RISKS

     All investments involve risk. This section describes the main risks that can impact the value of the stocks in your trust. You should understand these risks before you invest. Recently, equity markets have experienced significant volatility. If the value of the stocks falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

     Market risk. Market risk is the risk that a particular security in a trust, the trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including:

     o   General securities markets movements;

     o   Changes in the financial condition of an issuer or an industry;

     o   Changes in perceptions about an issuer or an industry;

     o   Interest rates and inflation;

     o   Governmental policies and litigation; and

     o   Purchases and sales of securities by the trust.

     Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

     Concentration risk. When securities in a particular industry make up 25% or more of a trust, it is said to be "concentrated" in that industry which makes the trust subject to more market risk. The trust is concentrated in the securities of industrial companies. See "Industrial company risk" for a description of the risks associated with a concentration in the securities of industrial companies.

     Industrial company risk. The trust is also considered to be concentrated in common stocks of industrial companies. The profitability of industrial companies will be affected by various factors including the general state of the economy, intense competition, domestic and international politics, excess capacity and spending trends.

     The Internet may also influence the industrial market. Customers' desire for better pricing and convenience, as well as manufacturers' desire to boost profitability by finding new avenues of sales growth and productivity gains, may drive many industrial manufacturers to invest heavily in Internet hardware and software. Because the Internet allows manufacturers to take orders directly from customers, thus eliminating the middlemen from both supply chains and distributors, industrial makers may no longer need traditional third-party outfits to distribute their products. In addition, the Internet may also allow industrial manufacturers to cut inventory levels, by enabling customers to tailor their orders to their specific needs.

     Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for truck makers.

     See "Risk Factors" in Part B of the prospectus for additional information.

                               HOW THE TRUST WORKS

     Your Trust. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created the trust under a trust agreement between Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee). To create your trust, we deposited contracts to purchase stocks with the trustee along with an irrevocable letter of credit or other consideration to pay for the stocks. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

     Changing Your Portfolio. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell stocks:

     o   to pay expenses,

     o   to issue additional units or redeem units,

     o   in limited circumstances to protect the trust,

     o to make required distributions or avoid imposition of taxes on the trust, or

     o   as permitted by the trust agreement.

     Your trust will generally reject any offer for securities or property other than cash in exchange for the stocks in its portfolio. However, if a public tender offer has been made for a stock or a merger or acquisition has been announced affecting a stock, your trust may either sell the stock or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If your trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

     We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys stocks, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in stock prices between the time we create units and the time your trust buys the stocks. When your trust buys or sells stocks, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust. We will not select firms to handle these transactions on the basis of their sale of units of the trust.

     Termination of Your Trust. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than 20% of the value of the stocks in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

     The trustee will notify you of any termination and will sell any remaining stocks. The trustee will send your final distribution to you within a reasonable time following liquidation of all the stocks after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units. You may be able to request an in-kind distribution of the stocks underlying your units at termination. Please refer to the section entitled "How to Sell Your Units--Redeeming Units" for information on in-kind distributions.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                               GENERAL INFORMATION

    Eugene E. Peroni, Jr. Mr. Peroni serves as Senior Managing Director, Equity Research for Claymore Securities, Inc. Mr. Peroni's insights have been published in the Peroni Report, a strategy letter offering stock market forecasts and specific stock recommendations for both short and longer-term investments and Mr. Peroni has selected the popular "Peroni's Top Ten Picks" since 1988. Mr. Peroni previously served as Managing Director for Equity Research for Nuveen Investments. Mr. Peroni began training in the field of technical research at age 16 with his father, Eugene E. Peroni, Sr., who founded the Peroni Method more than 50 years ago. Mr. Peroni learned from his father the importance of a disciplined "hand-picked" approach to investing. Mr. Peroni has more than 25 years of experience in his field. The Peroni Method uses a bottom-up approach, emphasizing the technical merits of an individual stock.

     Mr. Peroni regularly appears on CNBC, CBS MarketWatch, PBS Nightly Business Report, KYW News Radio in Philadelphia, CNNfn and Bloomberg TV, and is quoted often in such esteemed publications as The Wall Street Journal, The New York Times, U.S. News and World Report and Investors Business Daily. According to Mr. Peroni, "[a]s surely as the seasons will come and go, financial markets will continue to fall in and out of favor. Through all of this change it is rewarding to me to know that my family's method will continue to provide investors with uncommon insight and unique opportunities."

     The equity universe from which Gene Peroni builds his research library is comprised of mostly exchange-traded stocks. His library of approximately 1,000 hand-charted stocks is the result of extensive technical research and is regularly refreshed to include new opportunities gleaned through ticker tape analysis, news outlets, corporate developments and practical observations. Careful study and continuous updating of these hand-drawn charts is the cornerstone of his bottom-up approach.

     Charts with attractive price architecture are noted and stocks are ranked and screened on a regular basis. Historical characteristics are analyzed for price and volume shifts and evaluations are made using money flow and relative strength trends. Sector relative strength is then determined by unbiased groupings of attractive stocks. Portfolio construction progresses as weightings are determined by analyzing individual stock price behavior, economic factors, monetary trends and psychological oscillators. Those stocks with the best technical characteristics in strong or emerging leadership sectors are candidates for inclusion in the portfolio while also taking into consideration appropriate diversification.

     Claymore. Claymore Securities, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. During our history we have been active in public and corporate finance, have underwritten closed-end funds and have distributed bonds, mutual funds, closed-end funds and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the National Association of Securities Dealers, Inc. If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our headquarters at 2455 Corporate West Drive, Lisle, Illinois 60532 or by using the contacts listed on the back cover of this prospectus. Claymore personnel, including Mr. Peroni, may from time to time maintain a position in certain stocks held by the trust.

     Claymore and your trust have adopted a code of ethics requiring Claymore's employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

     The Trustee. The Bank of New York is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 101 Barclay Street, 20th Fl., New York, New York 10286. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying Claymore and investors.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                    EXPENSES

     Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.

     Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor and evaluator for providing portfolio supervisory services and for evaluating your portfolio. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Claymore unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

     Your trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" of $0.050 per unit from the assets of the trust as of the close of the initial public offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Claymore, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee may sell securities to pay trust expenses.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Unitholders
Claymore Securities Defined Portfolios, Series 288

     We have audited the accompanying statement of financial condition, including the trust portfolio set forth on page 6 of this prospectus, of Claymore Securities Defined Portfolios, Series 288 as of ______ , 2006, the initial date of deposit. This statement of financial condition is the responsibility of the trust's sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

     We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of ______ , 2006. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

     In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Claymore Securities Defined Portfolios, Series 288 as of ______ , 2006, in conformity with accounting principles generally accepted in the United States of America.



                                                              Grant Thornton LLP



     Chicago, Illinois
     ______ , 2006

     CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 288

     STATEMENT OF FINANCIAL CONDITION
     AS OF THE INCEPTION DATE, ______ , 2006

     Investment in stocks
     Sponsor's contracts to purchase underlying stocks
         backed by cash deposited (1)(2)                                                        $
                                                                                                _________
                                                                                                $
                                                                                                _________
                                                                                                _________
     Liabilities and interest of investors Liabilities:
         Organization costs (3)                                                                 $
         Deferred sales fee (4)
                                                                                                _________

                                                                                                _________
     Interest of investors:
         Cost to investors (5)
         Less: gross underwriting commission and organization costs (3)(4)(5)(6)
                                                                                                _________
         Net interest of investors
                                                                                                _________
            Total                                                                               $
                                                                                                _________
                                                                                                _________
     Number of units
                                                                                                _________
                                                                                                _________
     Net Asset Value per Unit                                                                   $
                                                                                                _________
                                                                                                _________

--------------------------------------------------------------------------------

(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the trustee.

(2) Cash has been deposited with The Bank of New York, trustee, covering the trust (aggregating $_______) necessary for the purchase of the securities in the trust represented by purchase contracts.

(3) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $____ per 100 units for the trust. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor) to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be deducted from the assets of the trust.

(4) The total transactional sales fee consists of an initial sales fee and a deferred sales fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee. On the Inception Date, the total transactional sales fee is 2.45% of the Public Offering Price (equivalent to 2.512% of the net amount invested) for the trust. The deferred sales fee is equal to $0.145 per unit.

(5) The aggregate cost to investors includes the applicable transactional sales fee assuming no reduction of transactional sales fees for quantity purchases.

(6) The trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period.








                     CLAYMORE SECURITIES DEFINED PORTFOLIOS
                               CLAYMORE PORTFOLIO
                      PROSPECTUS PART B DATED ______ , 2006



     The prospectus for a Claymore Securities Defined Portfolio (a "trust") is divided into two parts. Part A of the prospectus relates exclusively to a particular trust or trusts and provides specific information regarding each trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the prospectus provides more general information regarding the Claymore Securities Defined Portfolios. You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each trust.



                                    CONTENTS


         General Information ......................................   2
         Investment Policies ......................................   2
         Risk Factors .............................................   3
         Administration of the Trust ..............................   6
         Expenses of the Trust ....................................  12
         Portfolio Transactions and Brokerage Allocation ..........  14
         Purchase, Redemption and Pricing of Units ................  14
         Taxes ....................................................  19
         Experts ..................................................  21
         Performance Information ..................................  21



General Information

     Each trust is one of a series of separate unit investment trusts created under the name Claymore Securities Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to maintain, for the first 90 days, as closely as possible the same original percentage relationship among the number of shares of each security in the trust established by the initial deposit of securities and, thereafter, the same percentage relationship that existed immediately prior to such deposit. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

     A trust consists of (a) the securities listed under "Trust Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Policies

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor. Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions.

     Except as stated in the trust agreement, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

     Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for limited purposes, including redeeming units tendered for redemption and the payment of expenses.

Risk Factors

     Stocks. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

     Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

     The sponsor's buying and selling of the securities, especially during the initial offering of units of the trust or to satisfy redemptions of units may impact upon the value of the underlying securities and the units. The publication of the list of the securities selected for the trust may also cause increased buying activity in certain of the stocks comprising the portfolio. After such announcement, investment advisory and brokerage clients of the sponsor and its affiliates may purchase individual securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the sponsor or its affiliates which are based on the performance of the securities on the list. The sponsor or its affiliates may also purchase securities as a hedge against its risk on the warrants (although generally the sponsor and its affiliates will not purchase securities for their own account until after the trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the securities by the trust may cause the trust to purchase stocks at a higher price than those buyers who effect purchases by the trust.

     Fixed Portfolio. Investors should be aware that the trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the trust may also be owned by other clients of the sponsor. However, because these clients may have differing investment objectives, the sponsor may sell certain securities from those accounts in instances where a sale by the trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the sponsor may instruct the trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the sponsor may instruct the trustee to sell securities under certain limited circumstances, securities will not be sold by the trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the trust. The prices of single shares of each of the securities in the trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

     Liquidity. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

     Industrial Company Risk. If set forth in Part A of the prospectus, the trust may contain industrial stocks. General risks of industrial companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, they may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, labor relations, government regulations and ecommerce initiatives.

     Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, changes in aircraft-leasing contracts and cutbacks in profitable business travel. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for auto and truck makers and their suppliers.

     Additional Deposits. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

     Some of the securities may have limited trading volume. The trustee, with directions from the sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the trusts' failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more stocks, at what the sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the trust, the sponsor reserves the right to sell securities over a period of up to 20 business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

     Litigation and Legislation. At any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

     Tobacco Industry. Certain of the issuers of securities in the trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

     In November 1998, certain companies in the U.S. tobacco industry entered into a negotiated settlement with several states which would result in the resolution of significant litigation and regulatory issues affecting the tobacco industry generally. The proposed settlement, while extremely costly to the tobacco industry, would significantly reduce uncertainties facing the industry and increase stability in business and capital markets. Future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such securities and the value of units of a trust containing such securities.

Administration of the Trust

     Distributions to Unitholders. Income received by a trust is credited by the trustee to the Income Account of the trust; other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     Distribution Reinvestment. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional units of their trust without a sales fee.

     Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such additional units at the time of reinvestment.

     Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

     The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its Unit Investment Trust Division office.

     Statements to Unitholders. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust will not be audited annually unless the sponsor determines that such an audit would be in the best interest of the unitholders of the trust. If an audit is conducted, it will be done at the related trust's expense, by independent public accountants designated by the sponsor. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, generally setting forth for the trust:

(A) As to the Income Account:

      (1)  Income received;

      (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

      (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(B) As to the Capital Account:

      (1) The dates of disposition of any securities and the net proceeds received therefrom;

      (2) Deductions for payment of applicable taxes and fees and expenses of the trust; and

      (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(C) The following information:

      (1) A list of the securities as of the last business day of such calendar year;

      (2) The number of units outstanding on the last business day of such calendar year;

      (3) The redemption price based on the last evaluation made during such calendar year; and

      (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

     Rights of Unitholders. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     Amendment and Termination. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the unitholders. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder or to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in Part A of the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 20% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

     Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The trustee will attempt to sell the securities as quickly as it can during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Approximately five days prior to termination of certain trusts, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution (a "Distribution In Kind"). A unitholder who owns the minimum number of units shown in Part A of the prospectus may request a Distribution In Kind from the trustee instead of cash. The trustee will make a Distribution In Kind through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's Distribution In Kind to facilitate the distribution of whole shares. The sponsor may terminate the Distribution In Kind option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests a Distribution In Kind.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of certain trusts at approximately one year after the inception date of such trusts. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     The Trustee. The trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, 20th Fl., New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     The Sponsor. Claymore Securities, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. Claymore Securities, Inc. was created as Ranson & Associates, Inc., in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Claymore Securities, Inc. is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. Claymore Securities, Inc. has been active in public and corporate finance and has sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Claymore Securities, Inc. which is a member of the National Association of Securities Dealers, Inc., is the sponsor to each of the above-named unit investment trusts. The sponsor's offices are located at 2455 Corporate West Drive, Lisle, Illinois 60532 and at 101 W. Elm Street, Suite 310, Conshohoken, Pennsylvania 19428.

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

     The Supervisor and the Evaluator. Claymore Securities, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder.

     Limitations on Liability. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

Expenses of the Trust

     The sponsor does not charge a trust an annual advisory fee. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust. The sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the Trust (the "Sponsor's Supervisory Fee"). In providing such supervisory services, the sponsor may purchase research from a variety of sources, which may include dealers of the trusts. If so provided in Part A of the prospectus, the sponsor may also receive an annual fee for providing bookkeeping and administrative services for a trust (the "Bookkeeping and Administrative Fee"). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the trusts (the "Evaluator's Fee"). In addition, if so provided in Part A of the prospectus, a trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. The trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.

     The trustee receives for its services that fee set forth in Part A of the prospectus. The trustee's fee, which is calculated monthly, is based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Sponsor's Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator's Fee are calculated monthly and are based on the largest number of units outstanding at any time during the period for which such compensation is being computed. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds. In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent" since the establishment of the trust. In addition, with respect to any fees payable to the sponsor or an affiliate of the sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Claymore is the sponsor in any calendar year exceed the actual cost to the sponsor or its affiliates of supplying such services, in the aggregate, in such year.

     The trust will also pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     The following additional charges are or may be incurred by the trust: (a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from gross negligence, bad faith or willful misconduct on its part; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the trust agreement; (g) any offering costs incurred after the end of the initial offering period; and (h) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust.

     The trust shall also bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or a trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor.

Portfolio Transactions and Brokerage Allocation

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

Purchase, Redemption and Pricing of Units

     Public Offering Price. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee"). The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the C&D Fee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust ("organization costs"). These organization costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, at the discretion of the sponsor. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

     The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or the Nasdaq National Market System or by taking into account the same factors referred to under "Computation of Redemption Price."

     Public Distribution of Units. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

     The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

     Certain commercial banks may be making units of a trust available to their customers on an agency basis. Furthermore, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This new legislation grants banks new authority to conduct certain authorized activity, such as sales of Units, through financial subsidiaries. A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions. The sponsor reserves the right to change the concessions or agency commissions set forth in the prospectus from time to time. In addition to such concessions or agency commissions, the sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the sponsor. At various times the sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the sponsor, or participates in sales programs sponsored by the sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the sponsor in its discretion may from time to time pursuant to objective criteria established by the sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a trust. Such payments are made by the sponsor out of its own assets, and not out of the assets of any trust. These programs will not change the price unitholders pay for their units or the amount that a trust will receive from the units sold. The difference between the discount and the sales charge will be retained by the sponsor.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     Sponsor Profits. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

     Market for Units. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     Redemption. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request a Distribution In Kind from the trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (1) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered and (2) the unitholder has elected to redeem at least five days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholderbank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in-kind redemption option may be terminated by the sponsor at any time. The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     Computation of Redemption Price. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined generally on the basis of (i) the cash on hand in the trust or moneys in the process of being collected and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The evaluator may determine the value of the securities in the trust in the following manner: if the securities are listed on a national or foreign securities exchange or the Nasdaq National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or Nasdaq National Market System which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the Nasdaq National Market System will be valued at the Nasdaq National Market System's official closing price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the evaluator deems appropriate: (i) on the basis of the current bid price (offer prices for primary market purchases) for comparable securities (unless the evaluator deems such price inappropriate as a basis for evaluation), (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal or (iii) by any combination of the above. If the trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security shall be converted to U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the evaluator deems such prices inappropriate as a basis for valuation).

     Retirement Plans. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to $250. Fees and charges with respect to such plans may vary.

     Ownership of Units. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form either at Depository Trust Company ("DTC") through an investor's brokers' account or through registration of the units on the books of the trustee. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book entry form through DTC or the trustee. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants if the units are evidenced at DTC, or otherwise will be evidenced and accomplished by book entries made by the trustee. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Unitholders must sign such written request exactly as their names appear on the records of the trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the trustee.

     Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

Taxes

     This section summarizes some of the main U.S. federal income tax consequences of owning units of a trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice and opinion of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     Assets of the Trust. The trust is expected to hold shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes. It is possible that the trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by the trust constitute the "Trust Assets". Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

     Trust Status. If the trust is at all times operated in accordance with the documents establishing the trust and certain requirements of federal income tax law are met, the trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or trust expenses.

     Your Tax Basis and Income or Loss Upon Disposition. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, as discussed below).

     If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2009.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

     Dividends from Stocks. Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2009.

     Dividends Received Deduction. Generally, a domestic corporation owning units in a trust may be eligible for the dividends received deduction with respect to such unit owner's pro rata portion of certain types of dividends received by the trust. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

     In-Kind Distributions. Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your units or at your trust's termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

     Exchanges. If you elect to have your proceeds from your trust rolled over into a future series of the trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of your trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

     Limitations on The Deductibility Of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

     Based on the advice of Emmet, Marvin & Martin LLP, special counsel to the trust for New York tax matters, under the existing income tax laws of the State and City of New York, your trust will not be taxed as a corporation, and the income of your trust will be treated as the income of the unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

Experts

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trusts and has passed upon the legality of the units.

     Independent Registered Public Accounting Firm. The statements of financial condition, including the Trust Portfolios, appearing herein, have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

Performance Information

     Information contained in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales charges and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.


                     CLAYMORE SECURITIES DEFINED PORTFOLIOS
                                PROSPECTUS-PART B
                                  ______ , 2006

     Where to Learn More
     You can contact us for free information about this and other investments.

     Visit us on the Internet
     http://www.claymoresecurities.com

     By e-mail
     invest@claymoresecurities.com

     Call Claymore
     (800) 345-7999 Pricing Line (888) 248-4954

     Call the Bank of New York
     (800) 701-8178 (investors)
     (800) 647-3383 (brokers)

     Additional Information

         This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

        E mail:   publicinfo@sec.gov
        Write:    Public Reference Section
                  Washington, D.C. 20549-0102
        Visit:    http://www.sec.gov (EDGAR Database)
        Call:     1-202-942-8090 (only for information on the operation of the
                  Public Reference System)

         When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

         The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.


        Contents
                                                              Investment Summary
--------------------------------------------------------------------------------
        A concise     2   Overview
        description   2   Investment Objective
        of essential  2   Principal Investment Strategy
        information   2   Security Selection
        about the     3   Future Trusts
        portfolio     3   Principal Risks
                      4   Who Should Invest
                      4   Essential Information
                      4   Portfolio Diversification
                      5   Fees and Expenses
                      5   Example
                      6   Estimated Annual Income Distributions
                      7   Trust Portfolio

                                                  Understanding Your Investments
--------------------------------------------------------------------------------
        Detailed      8   How to Buy Units
        information  12   How to Sell Your Units
        to help you  13   Distributions
        understand   14   Investment Risks
        your         15   How the Trust Works
        investment   16   General Information
                     17   Expenses
                     19   Report of Independent Registered Public
                            Accounting Firm
                     20   Statement of Financial Condition

        For the Table of Contents of Part B, See Part B of the prospectus.

        Where to Learn More
--------------------------------------------------------------------------------
        You can contact us for      Visit us on the Internet
        free information about      http://www.claymoresecurities.com
        these investments.          By e-mail
                                    invest@claymoresecurities.com
                                    Call Claymore (800) 345-7999
                                    Pricing Line (888) 248-4954
                                    Call The Bank of New York
                                    (800) 701-8178 (investors)
                                    (800) 647-3383 (brokers)

        Additional Information
--------------------------------------------------------------------------------
        This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

          E-mail:  publicinfo@sec.gov
          Write:   Public Reference Section, Washington, D.C. 20549-0102
          Visit:   http://www.sec.gov (EDGAR Database)
          Call:    1-202-942-8090 (only for information on
                   the operation of the Public Reference Section)

        Refer to:
          Claymore Securities Defined Portfolios, Series 288
          Securities Act file number: 333-________
          Investment Company Act file number: 811-03763

        When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

        The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

                                                             Claymore Securities
                                                              Defined Portfolios
                                                                      Series 288

                                                                      Prospectus
                                                             Dated ______ , 2006





                                                        Peroni Growth Portfolio,
                                                              Spring 2006 Series





                       CONTENTS OF REGISTRATION STATEMENT

          A.    Bonding Arrangements of Depositor:

         The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                    INSURER/POLICY NO.                    AMOUNT

               National Union Fire Insurance

            Company of Pittsburgh, Pennsylvania          $250,000
                         959-9000

         This Registration Statement comprises the following papers and documents.

                  The Facing Sheet
                  The Prospectus
                  The Signatures
                  Consents of Counsel

         The following exhibits:

     1.1  Reference Trust Agreement (to be supplied by amendment).

     1.1.1 Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828 filed on December 18, 2001).

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Deferred Portfolios, Series 213 (File No. 333-122184 filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.2 Opinion of counsel as to Federal Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.3 Opinion of counsel as to New York Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.4 Opinion of counsel as to the Trustee and the Trust (s) including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     4.1 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).




                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 288 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Lisle, and State of Illinois, on the 8th day of March, 2006.

                             CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 288,
                                                                      Registrant

                                        By: CLAYMORE SECURITIES, INC., Depositor

                                                        By: /s/ Nicholas Dalmaso
                                                            --------------------
                                                                Nicholas Dalmaso

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on March 8, 2006 by the following persons, who constitute a majority of the Board of Directors of Claymore Securities, Inc.



     SIGNATURE*                           TITLE**                               DATE

                                                                            )    By:    /s/ Nicholas Dalmaso
                                                                                        --------------------
                                                                            )                  Nicholas Dalmaso
                                                                            )                  Attorney-in-Fact*
                                                                            )
DAVID HOOTEN*                             Chairman of the Board of          )           March 8, 2006
                                          Directors                         )
                                                                            )

/S/ STEVEN HILL                           Chief Financial Officer                       March 8, 2006
------------------------------
    STEVEN HILL

/S/ NICHOLAS DALMASO                      Executive Vice President,                     March 8, 2006
--------------------
    NICHOLAS DALMASO                      Secretary, Treasurer and
                                          Director




--------
     *    An executed copy of the related power of attorney was filed as Exhibit
          6.0 to Registration Statement No. 333-98345 on August 22, 2002.

     ** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.





            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                        CONSENT OF CHAPMAN AND CUTLER LLP

       The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                      CONSENT OF EMMET, MARVIN & MARTIN LLP

     The consent of Emmet, Marvin & Martin LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.3 and 3.4 to the Registration Statement.


                                   MEMORANDUM

             Re: Claymore Securities Defined Portfolios, Series 288

         The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.

                                    1940 ACT

                              FORMS N-8A AND N-8B-2

         Form N-8A and Form N-8B-2 were filed in respect of Claymore Securities Defined Portfolios, Series 116 (and subsequent series) (File No. 811-03763).

                                    1933 ACT

                                  THE INDENTURE

         The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated December 18, 2001 relative to Claymore Securities Defined Portfolios, Series 116.

                                                          CHAPMAN AND CUTLER LLP

Chicago, Illinois
March 8, 2006



Securities and Exchange Commission
March 8, 2006